Exhibit 99.1

【Note】

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

March 29, 2024

Kouji Eguchi
CEO and Representative Director
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the 24th Ordinary General Meeting of Shareholders

Held on March 29, 2024

The 24th Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on March 29, 2024 at 9:00 a.m., Japan Standard Time (March 28, 2024 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the four resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the amendment of the Articles of Incorporation of the Company;
2.	Re-election of four (4) directors to serve for the ensuing year as members of the Board of Directors;
3.	Re-election of three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors; and
4.	Approval of the Company’s 2024 Equity Incentive Compensation Plan.

For further information, please contact our Investor Relations.

■Contacts
Investor Relations Team: ir@medirom.co.jp